CONSENT

To: United States Securities and Exchange Commission

Re: Fury Gold Mines Limited (the "Company")
Annual Report on Form 40-F
Consent of Expert

This consent is provided in connection with the Company's annual report on Form 40-F for the year ended December 31, 2020 to be filed by the Company with the United States Securities and Exchange Commission (the "**SEC**") and any amendments thereto (the "**Annual Report**"). The Annual Report incorporates by reference, among other things, the Company's Annual Information Form for the year ended December 31, 2020 (the "**AIF**"), and the Company's Management Discussion and Analysis for the year ended December 31, 2020 (the "**MD&A**").

I hereby consent to the use of my name in connection with reference to my involvement in the preparation of the MD&A included in the Annual Report and to the inclusion and incorporation by reference of the information derived from the Annual Report, the AIF and the MD&A.

Dated the 31st day of March 2021.

Sincerely,

/s/ "David Frappier-Rivard"

DAVID FRAPPIER-RIVARD, P.Geo